VOTING PROXY AND GRANT OF AUTHORITY

LIMITED LIABILITY COMPANY AGREEMENT

By purchasing Investor Shares in Cyasoon SPV LLC, the undersigned Investor hereby irrevocably appoints and constitutes Cyasoon Corporation, its successors, and assigns (the "Manager") as the Investor's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all securities held by Cyasoon SPV LLC on behalf of the Investor at any and all meetings of stockholders of Cyasoon Corporation, and to execute any written consents in lieu of such meetings, in the same manner and with the same effect as if the Investor were personally present and voting such securities. The Investor acknowledges that this proxy is coupled with an interest and is therefore irrevocable.

The Investor further understands and agrees that the Manager, in its sole discretion, will vote on all matters related to the securities held by Cyasoon SPV LLC, including, but not limited to, corporate governance, mergers, acquisitions, or other transactions requiring stockholder approval, and shall do so in a manner that it deems to be in the best interests of the Investor.

ACKNOWLEDGMENT AND AGREEMENT

The Investor acknowledges that this grant of voting proxy is a condition of participation in the offering of Investor Shares. If the Investor does not wish to grant this voting proxy to the Manager, the Investor should not participate in this offering.

By executing this subscription agreement, the Investor acknowledges and agrees to the foregoing terms and understands that participation in the offering is contingent upon the Investor's agreement to grant this voting proxy.

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Investor Signature